     The Investment Adviser, certain affiliates of the
Investment Adviser, certain officers of such affiliates and
certain investment companies advised by the Investment
Adviser or its affiliates, including the Funds, are named
as defendants in a consolidated class action.  This
consolidated action also names as defendants certain
individual Trustees and Directors of the Morgan Stanley
funds. The consolidated amended complaint, filed in the
United States District Court Southern District of
New York on April 16, 2004, generally alleges that
defendants, including the Funds, violated their statutory
disclosure obligations and fiduciary duties by failing
properly to disclose (i) that the Investment Adviser and
certain affiliates of the Investment Adviser allegedly
offered economic incentives to brokers and others to
recommend the funds advised by the Investment Adviser or its affiliates to investors rather than funds managed by other
companies, and (ii) that the funds advised by the Investment
Adviser or its affiliates, including the Fund, allegedly
paid excessive commissions to brokers in return for their
efforts to recommend these funds to investors. The
complaint seeks, among other things, unspecified
compensatory damages, rescissionary damages, fees and costs.
The defendants have moved to dismiss the action.
On March 9, 2005, Plaintiffs sought leave to supplement their complaint to assert claims on behalf of other investors, which motion defendants opposed.
On April 14, 2006, the Court granted defendants' motion to dismiss in its entirety.
Additionally, the court denied plaintiff's motion to
supplement their complaint.  This matter in now concluded.